Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated interim financial statements and notes thereto for the three months ended March 31, 2006, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 contained in the 2005 annual report for Canadian Superior Energy Inc. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The following discussion and analysis refers primarily to the first quarter of 2006 compared with the same period in 2005 unless otherwise indicated. The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”). Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations. A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the Financial Statements. The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

NET INCOME AND CASH FLOW FROM OPERATIONS

	($000’s)			($ per boe)
Three Months Ended March 31	2006	2005	% Change	2006	2005	% Change
Gross revenue	$13,613	$10,274	32	$52.36	$47.35	11
Transportation	190	154	23	0.73	0.71	3
Revenue	13,423	10,120	33	51.63	46.64	11
Royalties, net of ARTC	2,925	1,746	68	11.25	8.05	40
Production and operating expenses	1,752	1,524	15	6.74	7.02	(4)
Operating netback	8,746	6,850	28	33.64	31.57	7
General and administrative expenses	1,815	1,289	41	6.98	5.94	18
Net interest expense (income)	128	160	(20)	0.49	0.74	(33)
Large Corporations Tax	42	58	(28)	0.16	0.27	(40)
Cash flow from operations	6,761	5,343	27	26.01	24.63	6
Depletion and amortization	5,930	4,951	20	22.81	22.82	(0)
Accretion expense for preferred shares	58	—	n/a	0.22	—	n/a
Future income tax (recovery)	269	88	206	1.03	0.41	155
Stock compensation expense	1,079	199	442	4.15	0.92	353
Net income (loss)	$(575)	$105	(648)	$(2.21)	$0.48	(557)

The Corporation recorded a net loss of $0.6 million, ($0.00 per share), for 2006, compared to a 2005 net income of $0.1 million ($0.00 per share).

Cash flow from operations increased 27% to $6.8 million in 2006, from $5.3 million in 2005. Higher product prices received in 2005 along with increased volumes were the primary contributor to the cash flow increase.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended March 31
	2006	2005	% Change
Natural gas
Average daily production (mcf/d)	13,580	11,092	22
Average sales price ($/mcf)	$8.26	$7.59	9
Natural gas revenue ($000’s)	$10,101	$7,574	33

Oil and NGLs
Average daily production (bbl/d)	625	562	11
Average sales price ($/bbl)	$59.04	$50.34	17
Oil and NGLs revenue ($000’s)	$3,322	$2,546	30

Barrels of oil equivalent (6:1)
Average daily production (boe/d)	2,889	2,411	20
Average sales price ($/boe)	$51.63	$46.64	11
Total oil and gas revenue ($000’s)	$13,423	$10,120	33

Average daily production for 2006 increased to 2,889 boe/d, up 20% from 2,411 boe/d in 2005. The increase in production is the result of drilling successes achieved in late 2005 as well as production from our coal bed methane wells brought on during late 2005 and early 2006.

Oil and gas revenue, net of transportation costs of $190,000, increased 33% to $13.4 million in 2006, as compared to $10.1 million in 2005. This revenue increase is due to increased volumes produced and higher average prices achieved during 2006. The average sales price in 2006 was $51.63/boe ($8.26/mcf for natural gas and $59.04/bbl for oil and NGLs) up 11% from $46.64/boe in 2005 ($7.59/mcf for natural gas and $50.34/bbl for oil and NGLs). Gas volumes increased 22% to 13,580 mcf/d in 2006, up from 11,092 mcf/d in 2005. Oil volumes increased 11% to 625 bbls/d in 2006, up from an average of 562 bbls/d produced in 2005.

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes. These 2006 activities resulted in a gain of $265,000 which was recorded as an increase in oil and gas revenues during the period.

The Corporation has no contracts in place subsequent to March 31, 2006.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $125,000, totaled $2.9 million in 2006, up 68% from $1.7 million recorded in 2005. The increase in royalties is the result of increased rates triggered by higher product prices as well as a lower deduction for gas cost allowance available in 2006 on crown royalties. The average royalty rate for the first quarter of 2006 was 21.8% of total revenues, compared to a 2005 crown royalty rate of 17.3%.

PRODUCTION AND OPERATING EXPENSES

Production and operating expenses increased 15% to $1.8 million for 2006 compared to $1.5 million recorded in 2005. On a boe basis, 2006 production and operating expenses decreased to $6.74/boe, down 4% from $7.02/boe in 2005. This decrease results from economies of scale created by the higher production.

GENERAL AND ADMINISTRATIVE EXPENSES

Gross G&A charges increased to $3.8 million in 2006, up 46% from $2.6 million recorded in 2005. The main reason for the increase in general and administrative costs is the increased staffing required to facilitate our East Coast and Trinidad operations as well as increased legal and insurance costs. Capitalized G&A consisting of the share of the company’s general and administrative expenditures which relate to exploration activities increased to $2.0 million in 2006, from $1.3 million recorded in 2005 as we gear up for the drilling of our offshore well on Block 5(c) in Trinidad and Tobago. Net G&A expenses of $1.8 million in 2006, is up 41% from $1.3 million in 2005. On a unit of production basis, G&A expenses increased 18% to $6.98/boe for 2006 from $5.94/boe recorded in 2005.

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Corporation implemented this amended standard in 2004. The Corporation recorded $1,079,000 in stock based compensation expense for 2006, up from $199,000 recorded in 2005.

INTEREST

During the first quarter of 2006 the Corporation expensed $337,000 in interest on its revolving production loan facility, which at quarter end had a drawn balance of $5.1 million. $235,000 of interest expenses were incurred in 2005. Interest expenses in 2006 included $58,000 of non-cash accretion which offsets long term debt, and is calculated using the difference between the market valued interest rate on the dividend commitment and the agreement rate.

Interest and other income of $151,000 was earned by the Corporation in 2005 on its Offshore Nova Scotia license term deposits compared to $128,000 earned in 2004.

DEPLETION, ACCRETION AND AMORTIZATION

Depletion, accretion and amortization expense for 2006 totaled $5.9 million, up from $5.0 million in 2005 due to increased production. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast. East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation’s year-end book value, and was $42,000 in 2006. As a result of the net loss from operations of $415,000 reported in 2006 future income taxes of $269,000 were recorded. The Corporation does not expect to be cash taxable in 2006.

CAPITAL EXPENDITURES

	Three Months Ended
	March 31
($000’s)	2006	2005	% Change
Acquisition (disposition)	$20	$(475)	(104)
Exploration and development	3,840	4,049	(5)
Plants and facilities and pipelines	1,349	170	694
Land and lease	1,314	436	201
Capitalized expenses	1,980	1,268	56
	$8,503	$5,447	56

The Corporation incurred $8.5 million of capital expenditures in 2006 compared to $5.4 million spent in 2005. Increases in infrastructure spending and land purchases, as well as preparation for our drilling in Trinidad were the key components to the increased capital spending.

SUMMARY OF QUARTERLY RESULTS

($000’s except production amounts)	31-Mar-06	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04
Production
Oil bbls/d	625	705	647	555	562	691	653	603
Gas mcf/d	13,580	13,489	12,345	11,375	11,092	12,209	10,490	11,428
Boe bbls/d	2,889	2,953	2,705	2,451	2,411	2,726	2,401	2,508

Revenue	13,423	18,635	14,982	10,808	10,120	11,014	9,282	9,315
Net income (loss)	(575)	1,443	1,495	13	105	280	(2,267)	(271)
Income (loss) per share	(0.00)	0.01	0.01	0.00	0.00	0.00	(0.02)	(0.00)
Cash flow from operations	6,761	10,344	8,871	5,775	5,343	5,968	4,526	5,312
Cash flow per share	0.06	0.09	0.08	0.05	0.05	0.06	0.04	0.05

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006 the Corporation had a demand revolving production loan facility (the “facility”) with a Canadian chartered bank of $25.0 million of which it had drawn $5.1 million. The facility bears interest at prime plus 1.0%. The facility is secured by a $100 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires, and is up for renewal onApril 30, 2006. The Corporation is currently in negotiations to extend or renew this facility. At March 31, 2006, $5.1 million was outstanding on the facility. The Corporation currently has Cash deposits of $19.9 million available for corporate purposes. In addition to the $19.9 million of available cash currently on hand, the Corporation has $14.4 million of term deposits posted assecurity against its remaining Offshore Nova Scotia work expenditure bids.

On February 1, 2006, the Company completed a private placement in the amount of US $15,000,000 by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events. 15,000 Units, each consisting of 10 US $100 Preferred Shares, along with 1,200,000 Common Share Purchase Warrants are being issued to West Coast Asset Management, Inc. The Warrants comprising part of the Units are exercisable for a period of thirty-six (36) months from the date of issue at an exercise price of US $3.00 per Common Share. As a result of the issuance of the Convertible Preferred Shares, the Corporation has a long term liability in the amount of $15.2 million.

The Corporation’s 2006 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow. Additional cash may be required to fund planned 2007 and 2008 capital programs, including programs in Offshore Nova Scotia and Offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farm outs or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred.

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, which can be described as operational and financial risks, many of which are outside of Canadian Superior’s control. More specifically these include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks. In order to mitigate these risks, the Corporation has an experienced base of qualified personnel, both technical and financial, and maintains an insurance program that is consistent with industry standards.

At March 31, 2006, the Corporation had $14.4 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

The Corporation’s existing production loan facility expires on April 30, 2006, unless renewed or extended. The Corporation is currently in discussions for the renewal of its $25.0 million revolving production loan facility in the normal course of business.